Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

The VNU-IMS Merger: Answers to Employee Questions
Following the announcement of our proposed merger, employees of both companies had questions about a variety of organizational, strategic and human resources issues. Attached are answers to some of the most frequently asked questions we received. If you have general questions about the merger, you can continue to submit them through the joint IMS-VNU website by clicking on that site’s “Submit Questions” link.
Overall
1.	How many clients will IMS Health (“IMS”) and VNU serve together, and how much market information will we collect? What do our clients have in common?

We are creating a global leader in market intelligence. Together, we serve 12,000 clients in 100+ countries – just about every major consumer product, pharmaceutical and media company in the Fortune 500. Our two companies combined track more than 4 million products and capture over 100 billion transactions annually.

VNU and IMS clients have a common set of business requirements. Increasingly, they are turning to us to help them optimize their return on marketing and sales investment, assess how to expand globally, and respond to the growing importance of the consumer in all aspects of their businesses. They need what we can offer to help them understand their customers and competitors.

2.	What impact will the merger have on VNU’s and IMS’s consulting and services initiatives?

We believe that both firms’ consulting and services initiatives will benefit from the VNU/IMS combination. A key reason for the merger is to enhance the value delivered in this space, and both companies will continue to aggressively build these capabilities. Working together, we’ll be building analysis and advice on top of essential market measurement services to help clients make the right decisions to run their businesses better.

For example, IMS has significantly expanded its management consulting reach and offerings over the past several years, in practice areas that include pricing and reimbursement, portfolio development, promotion management, sales & account management, and performance management. At the same time, VNU Advisory Services, which include the well-established BASES, SPECTRA, Claritas and HCI businesses, offer a range of advanced marketing services for clients that include forecasting, segmentation, promotional campaign tracking and market testing.
So, we see opportunities for both companies to expand business and service lines.

3.	What will happen to current branding initiatives?

Current branding initiatives and enhancements continue. Both VNU and IMS have very strong brand and brand equity and we will look at this issue as part of the integration planning.

4.	How will we ensure that the merger is perceived positively by our clients?

First and foremost, our goal is to minimize any disruption to services we provide, and maximize the speed at which we capture the benefits of the combined organization. We are committed to making our merger seamless for clients, and will work with them, after the merger, just as we always have. At the same time, we will be highlighting the benefits of this combination to clients. As our separate businesses begin to work together, we will provide a much broader, deeper view of marketplace trends—more comprehensive information and better strategic advice.

5.	What do we tell data suppliers, including those that have contracts with both IMS and VNU?

There will be no changes to the data supply contracts or terms currently in effect. Both companies will continue to work closely with partner suppliers to maintain strong relationships and demonstrate the advantages of the VNU/IMS combination.

6.	What makes this merger any different from when IMS and VNU divisions were part of Dun & Bradstreet in the 1990s? Why will it work better this time?

This is a different time, with different management philosophies. We believe that there are compelling synergies across the companies, and that marketplace trends over the past decade argue strongly in favor of putting these strong businesses together. Those trends include:
•	Dramatic changes in consumer behavior and a strengthening of consumer influence on buying decisions;

•	Common needs of clients to improve marketing effectiveness and ROI;

•	Technological advances and standardization of hardware and software platforms that make it practical and affordable to integrate information across data sources; and

•	Advances in modeling and analytical techniques that can uncover patterns and opportunities in an increasingly competitive marketplace for our clients.
7.	Does the merger affect the current acquisition strategies of either company?

Both IMS and VNU share a common philosophy: We plan to continue investing in our businesses and expanding our capabilities and data resources through a combination of organic growth and acquisitions. We will continue to pursue compelling growth opportunities at a pace that is manageable for both companies.

8.	Can I contact my counterpart (or anyone) in the other company between now and when the deal is completed?

Until the merger closes, the only business contact we can have is through the joint integration planning effort, or as part of our regular interactions through our VNU/IMS alliances and joint ventures.

9.	What will the “culture” of our new company be like?

The cultures of VNU and IMS are very similar today. We expect the new company’s culture to be global in perspective and outlook, and reflect the expansion of opportunity for our companies and our people. It also will reflect our shared values around flexibility, responsiveness and growth.

10.	What is the genesis of the “IMS” name?

Bill Frohlich, who headed up a major New York-based advertising agency, founded Intercontinental Marketing Services (IMS) in 1954 as a vehicle for expanding his overseas market research operations. IMS was the first independent, objective source of information about the pharmaceutical industry and, over its 51-year history, has expanded its capabilities in healthcare markets worldwide. Today, the company is simply known as “IMS Health.”

11.	What is the genesis of the “VNU” name?

VNU was formed in 1964 by the merger of two Dutch publishing companies. “VNU” was an abbreviation of the Dutch words “Verenigde Nederlandse Uitgeversbedrijven,” which in English translates to “United Dutch Publishing Companies.” With the global expansion and changing business focus of the company, the full name wasn’t representative of VNU’s current business and future direction. In March of 1998, the company officially dropped its full name and became simply “VNU.”
     Organization Structure
12.	How is this merger going to affect our operating locations, organization structure, and management teams? When will we learn more?

It is premature to talk about any of these matters. We expect to make no changes and operate business as usual within both organizations between now and when the merger closes. In the coming weeks, we will mobilize teams to begin our integration planning effort. We expect to complete the integration plan by the end of the year, and implement it as soon as the merger closes. We will keep employees informed of our progress as plans are finalized.

13.	Will the businesses that make up the new company operate as separate units?

Yes, our market and media intelligence businesses — IMS Health, Media Measurement & Information, and Marketing Information – will continue to work with clients just as they always have. We don’t foresee changes in how we go to market with our clients. However, after the close, we will pursue opportunities for cross-selling and joint consulting and services engagements, as well as ways to apply common business processes. There are also some potential areas of synergy with VNU’s Business Information unit, with its leading position in business publications and trade shows, and we will evaluate those linkages over time.

14.	How will the merger affect VNU and IMS operations that are closely related – like publications and Consumer Health, for example?

The business operations of the two companies are largely complementary. Over the next several months, integration teams will evaluate the different VNU and IMS businesses to identify ways to work together – including the areas that are closely related – and build on our strengths.

15.	When the deal was announced, some news outlets called it an acquisition and others a merger. Which is it?

Effectively, it is both. From an operational standpoint, this will be a merger of our two companies — led by a strong leadership team from both organizations. From a financial standpoint, VNU has offered to purchase all of the outstanding stock of IMS in a combination of equity and cash.

Transition and Integration

16.	What is the goal of the integration plan?

The goal of the integration plan is to lay out the steps to bring our two companies together swiftly and smoothly — while minimizing disruption to the services we provide and maximizing the speed at which we capture the benefits of the combined organization. We will continue to maintain our principal market and media intelligence businesses. And we will implement an integration plan that creates global processes to improve the performance of each business, and that we can use to leverage expertise, experience and best-of-breed processes across the entire company. We will keep you informed as integration teams begin their work.

17.	What are the sources of the future cost savings that have been mentioned in investor presentations and the media — €85 million ($100 million) over a three-year period?

Several opportunities for future costs savings were identified at the time of our merger announcement. For example, both companies have made large investments in IT, and will gain efficiencies by moving to common standards and architectures, and taking advantage of our collective scale and experience. In addition, in cities where both IMS and VNU have a presence, there may be opportunities to consolidate or co-locate facilities. There also will be some overlap in the corporate structures of the two companies, such as the human resources, legal and finance functions. In the next few months, we will review these opportunities, and others, as part of integration planning.

18.	Are there regulatory reviews and approvals that need to take place to close the transaction?

Yes. We have begun work to obtain the required regulatory and shareholder approvals, and currently anticipate that the transaction will close in the first quarter of 2006.

19.	Do we know what licenses VNU and IMS hold with software and consulting vendors?

Our integration teams will compile this information, and will look for opportunities to consolidate where appropriate.

20.	When will IMS and VNU be able to start developing joint offerings for clients worldwide?

Before the close of the merger, integration teams will be exploring opportunities for joint offerings and consulting and services engagements. We will begin developing and implementing joint offerings as soon as the merger closes.

21.	How will IMS and VNU access each other’s data to enhance our market intelligence? Just how will the combined IT infrastructure operate?

That’s one of the key issues that integration teams will be assessing over the integration planning period. We will keep employees informed as decisions are made.

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX).
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending June 30, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which have been filed with the SEC. You may read and copy the above-mentioned SEC filings and other information at the public reference facilities maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates by calling the Commission at 1-800-SEC-0330. Many of these materials are also available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. STOCKHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION

STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.